UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For December 30, 2019

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

F/K/A China Biotech Holdings Limited

(Translation of registrant’s name into English)

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

(Address of Principal Executive Office)

CHANG Ting Ting

Telephone:  + 852 2919-8916

Email: tina19900208@163.com

Suite 2431, Sun Hung Kai Centre

30 Harbour Road, Wanchai, Hong Kong

 (Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

CHANGE OF CERTIFYING ACCOUNTANTS

Dismissal of Previous Independent Registered Public Accounting Firm

On December 30, 2019, the Company dismissed KCCW Accountancy Corp. (“KCCW”) as its independent registered public accounting firm. The report of KCCW on our financial statements for the past fiscal year ended December 31, 2018 contained no adverse opinion or a disclaimer of opinion and was not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors (“Board of Directors”) on December 30, 2019.

During our most recent fiscal year ended December 31, 2018 and through the date of this report, we have had no disagreements with KCCW on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KCCW, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our most recent fiscal year ended December 31, 2018 and through the date of this report on Form 6-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided KCCW, with a copy of this disclosure before the filing was made with the SEC. We requested that KCCW, provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from KCCW, stating that it agrees with the above statements. A copy of such letter, dated as of January 10, 2020 is filed as Exhibit 99.1 to this report.

Appointment of New Independent Registered Public Accounting Firm

The Company has engaged Centurion ZD CPA & Co. (“Centurion”) as our new independent registered public accounting firm.

During the two most recent fiscal years and through the date of our engagement, we did not consult with Centurion regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Centurion as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

EXHIBITS.

Exhibit	Description
99.1	Letter from KCCW Accountancy Corp. to Securities and Exchange Commission, dated January 10, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2020	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ CHANG Ting Ting Tina
CHANG Ting Ting Tina Chief Executive Officer and Director

Date: January 14, 2020

	By:	/s/ TANG Yao Sing Gareth
TANG Yao Sing Gareth Chief Financial Officer and Director